Exhibit 99.1

SODASTREAM REPORTS THIRD QUARTER FISCAL 2016 RESULTS

Revenue Increased 13% to $124.2 Million

Operating Income Increased 243% to an All-Time Record $18.6 Million

Diluted EPS Increased 209% to $0.69

AIRPORT CITY, Israel – November 10, 2016 - SodaStream International Ltd. (NASDAQ: SODA), the world's leading manufacturer of home beverage carbonation systems, announced today its results for the three and nine month periods ended September 30, 2016.

For the third quarter ended September 30, 2016, compared to adjusted third quarter 2015 results*:

•	Revenue increased 12.9% to $124.2 million compared to $110.0 million in the third quarter 2015
•	EBITDA increased 140.6% to $23.3 million compared to $9.7 million adjusted EBITDA in the third quarter 2015
•	Net income increased 217.4% to $14.9 million compared to $4.7 million in the third quarter 2015
•	Diluted earnings per share increased to $0.69 compared to $0.22 in the third quarter 2015

“We delivered very strong third quarter results highlighted by double digit revenue growth and record high operating income” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our top-line performance included a 23% increase in sparkling water maker unit sales to 788,000, our highest quarterly figure in nearly two years, underscoring the growing strength of our business. We believe that repositioning the SodaStream brand around sparkling water combined with effective marketing programs is setting the foundation for an acceleration in household penetration in each of our geographic regions. During the third quarter, our home carbonation system was used to produce and consume more sparkling water than any other brand worldwide, which resulted in an all-time quarterly record 7.7 million gas refills. Importantly, we are driving growth in a highly profitable manner and generating strong free cash flow following the recent consolidation of our manufacturing, logistics and distribution activities and expense optimization efforts. With significant growth opportunities ahead of us, we are very excited about the future of the business.”

Third Quarter 2016 Financial Reviews

Geographical Revenue Breakdown	Three Months Ended
	September 30, 2015	September 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$68.5	$74.7	$6.2	9%
The Americas	26.2	29.8	3.6	14%
Asia-Pacific	9.0	12.9	3.9	43%
Central & Eastern Europe, Middle East, Africa	6.3	6.8	0.5	9%
Total	$110.0	$124.2	$14.2	13%

Product Segment Revenue Breakdown	Three Months Ended
	September 30, 2015	September 30, 2016	Increase (decrease)	Increase (decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$34.2	$45.5	$11.3	33%
Consumables	73.9	76.9	3.0	4%
Other	1.9	1.8	(0.1)	(4)%
Total	$110.0	$124.2	$14.2	13%

* The comparable third quarter 2015 gross margin, operating and net income data, EBITDA and diluted earnings per share on pages 1-2 and 7-8 of this press release relate to Adjusted Non-IFRS measures. See “Non-IFRS Financial measures” on page 3. See also “IFRS to Non-IFRS Bridge” in CFO's commentary for explanations of differences between the two periods and relevant adjustments.

Product Segment Unit Breakdown	Three Months Ended
	September 30, 2015	September 30, 2016	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	639	788	149	23%
CO2 Refills	7,021	7,673	652	9%
Flavors	6,726	5,463	(1,263)	(19)%

Revenue increased $14.2 million, or 12.9%, to $124.2 million compared to $110.0 million in the same period in 2015 driven by increased consumer demand for sparkling water makers and consumables mainly in Germany, Japan, Australia, the Nordics, the U.S. and Canada.

Gross margin* increased 340 basis points to 51.8% compared to 48.4% for the same period in 2015 mainly due production optimization in the Lehavim plant and price increases partially offset by a higher portion of sparkling water makers in the product mix.

Sales and marketing expenses were $34.9 million, or 28.1% of revenue, compared to $36.0 million, or 32.8% in the same period in 2015. Advertising and promotion expenses decreased by $0.6 million to $15.2 million, or 12.2% of revenue, compared to $15.8 million, or 14.3% of revenue, in the same period in 2015. Other selling expenses decreased by $0.5 million to $19.7 million, or 15.9% of revenue, compared to $20.3 million, or 18.4% of revenue, in the same period in 2015, primarily driven by ongoing expenses optimization activities.

General and administrative expenses decreased $0.9 million to $10.8 million, or 8.7% of revenue, compared to $11.8 million, or 10.7% of revenue in the same period in 2015.

Operating income* increased 243.0% to $18.6 million, or 14.9% of revenue, compared to $5.4 million, or 4.9% of revenue, in the third quarter 2015.

Currency exchange rates had no material impact in comparison with the same period in 2015.

Net financial expense was $0.2 million compared to net financial income of $0.1 million in the same period in 2015.

Tax expense was $3.4 million with an effective tax rate of 18.8%, compared to $0.8 million with an effective tax rate of 26.0% in the same period in 2015. The effective tax rate results from the earnings distribution between the taxable entities of the group.

Balance Sheet and Cash Flow Review

Cash and short-term deposits less bank debt at September 30, 2016 increased $46.2 million to a net cash position of $43.9 million compared to a net debt position of $2.3 million at December 31, 2015.

Net cash from operating activities minus capital expenditures was positive at $26.2 million in the third quarter 2016 compared to $1.2 million in the same period in 2015. Free cash flow for the nine months ended September 30, 2016 was positive at $45.3 million compared to a negative free cash flow of $12.9 million for the same period in 2015.

Working capital decreased 13.3% to $122.0 million compared to $140.7 million at December 31, 2015. Inventories decreased 9.4% to $102.3 million compared to $113.0 million at December 31, 2015.

Conference Call and Management Commentary

A detailed CFO commentary and a supplemental slide presentation have been furnished as exhibits to today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Thursday, November 10, 2016) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains the following Non-IFRS measures: Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and impairment of other intangible assets. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted EPS exclude restructuring costs and Adjusted EBITDA exclude restructuring costs and impairment of other intangible assets because most of this charge is a non-cash expense and does not reflect the performance of the Company’s underlying business and operations. In addition, Adjusted EBITDA facilitates operating performance comparisons from period to period by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and depreciation charges and amortization of fixed and intangible assets (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results, see “IFRS to Non-IFRS Bridge” in CFO's commentary.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
Revenues	$300,193	$344,265	$110,015	$124,228
Cost of revenues	155,455	168,285	59,255	59,889

Gross profit	144,738	175,980	50,760	64,339

Operating expenses
Sales and marketing	103,610	105,636	36,031	34,943
General and administrative	34,869	32,383	11,772	10,833
Other expenses	-	2,327	-	-

Total operating expenses	138,479	140,346	47,803	45,776

Operating income	6,259	35,634	2,957	18,563

Interest expense (income), net	64	369	(62)	115
Other financial expense (income), net	(5,212)	945	(10)	95

Total financial expense (income), net	(5,148)	1,314	(72)	210

Income before income taxes	11,407	34,320	3,029	18,353

Income tax expense	2,158	5,502	787	3,443

Net income for the period	$9,249	$28,818	$2,242	$14,910

Net income per share
Basic	$0.44	$1.36	$0.11	$0.70
Diluted	$0.44	$1.35	$0.11	$0.69

Weighted average number of shares
Basic	21,030	21,145	21,041	21,198
Diluted	21,111	21,297	21,118	21,701

Consolidated Balance Sheets as of

	December 31,	September 30,
	2015	2016
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,534	$53,857
Bank deposits	-	7,000
Inventories	112,973	102,323
Trade receivables	76,566	74,042
Other receivables	29,099	25,767
Assets classified as held for sale	-	1,484
Derivative financial instruments	631	1,048
Total current assets	253,803	265,521

Property, plant and equipment	155,294	167,042
Intangible assets	42,095	38,859
Deferred tax assets	1,106	4,016
Other receivables	431	2,930
Total non-current assets	198,926	212,847

Total assets	452,729	478,368

Liabilities
Loans and borrowings	11,917	5,637
Trade payables	50,549	50,161
Income tax payable	7,505	9,036
Provisions	2,407	2,901
Other current liabilities	18,118	20,599
Total current liabilities	90,496	88,334

Loans and borrowings	24,905	11,273
Employee benefits	2,152	2,420
Other non-current liabilities	156	185
Deferred tax liabilities	832	2,733
Total non-current liabilities	28,045	16,611

Total liabilities	118,541	104,945

Shareholders’ equity
Share capital	3,414	3,438
Share premium	205,527	210,934
Translation reserve	(29,993)	(25,007)
Retained earnings	155,240	184,058
Total shareholders’ equity	334,188	373,423

Total liabilities and shareholders’ equity	$452,729	$478,368

Consolidated Statements of Cash Flows

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$9,249	$28,818	$2,242	$14,910

Adjustments:
Depreciation of property, plant and equipment	9,822	10,926	3,352	3,930
Amortization of intangible assets	2,765	2,596	907	775
Impairment of other intangible assets	-	1,830	-	-
Restructuring costs	6,536	-	2,003	-
Change in fair value of derivative financial instruments	(3,040)	626	800	58
Exchange rate differences on Short-term loans and borrowing	(1,386)	-	(46)	-
Exchange rate differences on long-term loans and borrowing	(2,870)	642	365	243
Share based payment	3,765	3,513	1,334	1,032
Interest expense (income), net	64	369	(62)	115
Income tax expense	2,158	5,502	787	3,443
	27,063	54,822	11,682	24,506
Decrease in inventories	10,117	11,825	5,061	3,037
Decrease (increase) trade receivables and other receivables	17,373	2,615	(1,850)	(1,159)
Increase (decrease) in trade payables and other liabilities	(21,043)	1,267	1,556	3,214
Increase (decrease) in employee benefits	(41)	215	74	39
Increase (decrease) in provisions	153	494	(84)	748
	33,622	71,238	16,439	30,385
Interest paid	(182)	(428)	(17)	(135)
Income tax received	549	207	283	162
Income tax paid	(5,508)	(5,225)	(2,303)	(413)
Net cash from operating activities	28,481	65,792	14,402	29,999

Cash flows from investing activities
Interest received	118	60	79	21
Investment in bank deposits	-	(7,000)	-	(7,000)
Proceeds from investment grants	2,252	2,828	-	2,828
Proceeds from (payment for) derivative financial instruments, net	2,571	(1,043)	828	(168)
Acquisition of property, plant and equipment	(40,793)	(21,828)	(12,208)	(6,049)
Acquisition of intangible assets	(2,825)	(1,525)	(974)	(561)
Net cash used in investing activities	(38,677)	(28,508)	(12,275)	(10,929)

Cash flows from financing activities
Proceeds from exercise of employee share options	153	1,918	-	1,199
Repayments of long-term loans and borrowings	(14,026)	(17,693)	(1,674)	(7,529)
Change in short-term debt	22,013	(2,861)	9,673	-
Net cash from (used in) financing activities	8,140	(18,636)	7,999	(6,330)

Net increase (decrease) in cash and cash equivalents	(2,056)	18,648	10,126	12,740
Cash and cash equivalents at the beginning of the period	46,880	34,534	33,418	40,943
Effect of exchange rates fluctuations on cash and cash equivalents	(1,344)	675	(64)	174

Cash and cash equivalents at the end of the period	$43,480	$53,857	$43,480	$53,857

Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Nine months ended:
September 30, 2015* (Unaudited)	$188,238	72,098	27,040	15,637	$303,013
September 30, 2016 (Unaudited)	211,676	78,694	34,733	19,162	$344,265

Three months ended:
September 30, 2015 (Unaudited)	$68,505	26,234	8,997	6,279	$110,015
September 30, 2016 (Unaudited)	$74,675	29,831	12,893	6,829	$124,228

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Nine months ended			Three months ended
	September 30,			September 30,
	2015*		2016	2015	2016
	(Unaudited)			(Unaudited)
	Revenue
	(in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$	**90,215	$114,090	$34,234	$45,463
Consumables		**204,584	223,014	73,882	76,938
Other		**8,214	7,161	1,899	1,827
Total		$303,013	$344,265	$110,015	$124,228

* The comparable revenue for the nine months ended September 30, 2015 relate to Adjusted Non-IFRS measures.

** Reclassified

	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	29.8%	33.1%	31.1%	36.6%
Consumables	67.5%	64.8%	67.2%	61.9%
Other	2.7%	2.1%	1.7%	1.5%
Total	100.0%	100.0%	100.0%	100.0%

EBITDA
	Nine months ended		Three months ended
	September 30,		September 30,
	2015	2016	2015	2016
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$9,249	$28,818	$2,242	$14,910
Financial income, net	(5,148)	1,314	(72)	210
Income tax expense	2,158	5,502	787	3,443
Depreciation and amortization	12,587	13,522	4,259	4,705
EBITDA	$18,846	$49,156	$7,216	$23,268
Restructuring	7,347	-	2,455	-
Impairment of other intangible asset	-	1,830	-	-
Adjusted EBITDA	26,193	50,986	9,671	23,268